SE[illegible] MMISSION

07003325

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 1 2007
PROCESSING

SEC FILE NUMBER
8-26088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: APS FINANCIAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 S Capital of Texas Highway Suite B220
(No. and Street)

Austin	Texas	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Conwill (512) 314-4375
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO SEIDMAN, LLP
(Name – *if individual, state last, first, middle name*)

333 Clay Suite 4700	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Conwill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of APS FINANCIAL CORPORATION, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MELINDA B. WENZEL
Notary Public, State of Texas
My Commission Expires
MAY 12, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

APS Financial Corporation

(A wholly-owned Subsidiary of APS Investment Services, Inc.)

Financial Statements

For the Year Ended December 31, 2006

APS Financial Corporation
(A wholly-owned Subsidiary of APS Investment Services, Inc.)
Table of Contents

BDO

BDO Seidman, LLP
Accountants and Consultants

333 Clay Street, Suite 4700
Houston, Texas 77002-4180
Telephone: (713) 659-6551
Fax: (713) 659-3238

Independent Auditors' Report

The Board of Directors
APS Financial Corporation
Austin, Texas

We have audited the accompanying statement of financial condition of APS Financial Corporation as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of APS Financial Corporation at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental material listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

February 23, 2007

APS Financial Corporation
(A wholly-owned Subsidiary of APS Investment Services, Inc.)
Statement of Financial Condition

December 31,		2006
Assets		
Cash and cash equivalents	$	2,373,853
Deposit with clearing broker		500,683
Receivables from employees (Note 2)		148,998
Receivables from affiliates (Note 2)		83,325
Receivables from other		1,000
Prepaid expenses and other assets		334,568
Securities owned, at fair value		863,594
Deferred tax asset (Note 9)		114,514
Furniture, equipment and leasehold improvements, net (Note 5)		66,050
Total assets	$	4,486,585
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to clearing broker (Note 1)	$	73,345
Payable to parent company and affiliates (Note 2)		465,459
Accrued bonuses		862,739
Accrued expenses and other liabilities		1,480,648
Total liabilities		2,882,191
Commitments and contingencies (Notes 3, 6, 7, and 8)		
Stockholder's equity		
Common stock, 10¢ par value, 50,000 shares authorized, 1,000 shares issued and outstanding		100
Additional paid-in-capital		1,116,550
Retained earnings		487,744
Total stockholder's equity		1,604,394
Total liabilities and stockholder's equity	$	4,486,585

See accompanying summary of significant accounting policies and notes to the financial statements.

Organization and Nature of Business

APS Financial Corporation (APS Financial or the Company) is a wholly-owned subsidiary of APS Investment Services, Inc. APS Investment Services is a wholly-owned subsidiary of American Physicians Service Group, Inc. (APSG). APS Financial, a licensed broker/dealer, provides brokerage and investment services primarily to institutional and high net worth individual clients through its principal offices in Austin, Texas. The Company also provides portfolio accounting, analysis, research, and other services incidental to its security business to insurance companies, banks and mutual funds. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Securities Transactions

Securities transactions and the related commission revenue and expense are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are reported in the Statement of Financial Condition.

APS Financial does not carry or clear customer accounts and all customer transactions are executed and cleared with another broker on a fully disclosed basis. The clearing broker has agreed to maintain such records of the transactions effected and cleared in the customers' accounts as are customarily made and kept by a clearing broker pursuant to the requirements of rules 17a-3 and 17a-4 of the SEC and to perform all services customarily incident thereto. Under this Agreement, the Company maintained a $500,683 deposit with the clearing broker at December 31, 2006. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Securities Owned and Securities Sold, Not Yet Purchased

Long and short positions in securities are reported at fair value. In the absence of any available market quotation, securities held by APS Financial are valued at estimated fair value as determined by management. The difference between cost and market has been included in gain (loss) from principal securities transactions in the statement of income. These investments are subject to the risk of failure of the issuer and the risk of changes in market value based on the ability to trade such securities on the open market. Dividend and interest income received on securities owned is recognized as interest income in the statement of income.

The Company received 149,966 shares of restricted common stock of Polar Molecular Corporation as additional compensation for investment banking services in 2001. In 2003, Polar Molecular Corporation executed a merger with a public shell company and the shares were converted into 352,478 unrestricted shares of the new company, Polar Molecular Holding Corporation. Due to low trading volumes, the Company believes that there is no realizable value of the investment. Therefore, the investment is carried at an estimated realizable value of zero in the Statement of Financial Condition.

The Company owns 50,000 membership interest units in Walters Bay International, LLC. The Company believes its investment is not realizable based upon Walters Bay's earnings. Therefore, the investment is carried at an estimated realizable value of zero in the Statement of Financial Condition.

The Company owns 15,000 warrants for National Lampoon shares of common stock received as additional compensation for investment banking services in 2004. The warrants vest over a 36 month period; as of December 31, 2006 the vested shares totaled 9,984. Upon exercise of these warrants the Company will receive restricted shares, which will not be readily marketable. These shares have no cost basis. Therefore, the investment is carried at an estimated realizable value of zero in the Statement of Financial Condition.

In 2005, the Company purchased 25,000 units of membership interest in TeleGrow LLC, an internet services company. As cost approximates fair value, the investment is carried in the Statement of Financial Condition at a cost basis of $15,000.

The Company has agreements with TechRadium, and Platinum Advanced Technologies where the Company receives shares of common stock as compensation for investment banking services, which began in 2004 and 2005, respectively. During 2006, the Company received 45,000 shares of common stock (for a total of 118,334 shares over the last two years) of TechRadium and 80,000 shares of common stock of Platinum Advanced Technologies as compensation for these services. Both TechRadium and Platinum are private companies which have no recorded profit and no publicly traded market for their securities and are carried at an estimated realizable value of zero in the Statement of Financial Condition.

Also in 2006, the Company received 297,500 warrants for MV Nanotech (name changed to Telecom Sales Network in 2006) shares, 36,309 warrants for Lightedge shares, 67,600 warrants and 67,600 shares for Pointserve and 241,800 warrants for Hydrogen Engine. All of the shares and warrants were received for investment banking services provided to these early-stage companies and are carried at an estimated realizable value of zero in the Statement of Financial Condition.

Cash and Cash Equivalents

The Company considers all highly liquid investments (i.e., investments which, when purchased, have original maturities of three months or less) to be cash equivalents.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. Depreciation on furniture and equipment is provided using the straight-line method over the estimated useful lives and amortization of leasehold improvements is provided using the straight-line method over the lesser of the estimated useful lives or lease terms of the respective assets, typically ranging from three to seven years.

The Company reviews its fixed assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be fully recoverable. The Company has determined that there has been no impairment of its furniture, equipment and leasehold improvements as of December 31, 2006.

Federal Income Taxes

APS Financial does not file a standalone federal tax return since its results from operations are included in the consolidated federal income tax return of APSG. Based on an informal agreement with APSG, APS Financial is allocated taxes at a rate of 34% of its pre-tax earnings. Under this agreement, APS Financial is charged with any tax expense or credited with any benefits in the year incurred as if the Company had filed a federal tax return on a standalone basis. Accordingly, APS Financial has recognized current federal income tax expense of $346,222 and deferred federal income tax expense of $3,186 for the year ended December 31, 2006, for financial reporting purposes. In addition, the related current federal income tax payable of $265,593 is included as a component of the payable to parent company as of December 31, 2006.

Repurchase and Resale Agreements

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements. There were no repurchase or resale agreements outstanding at December 31, 2006.

Management's Estimates and Assumptions

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which is effective for the Company beginning January 1, 2008 and provides a definition of fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements for future transactions. The Company does not expect the adoption of this pronouncement to have a material impact on their financial position or results of operations.

In July 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes," or FIN 48, which is effective for the Company as of the reporting period beginning January 1, 2007. The tax position and its validity is a matter of tax law, and generally there is no controversy about recognizing the benefit of a tax position in a company's financial statements when the degree of confidence is high that the tax position will be sustained upon examination by the taxing authority. The tax law is subject to varied interpretation, and whether a tax position will ultimately be sustained may be uncertain. Under FIN 48, the impact of an uncertain income tax position on the income tax provision must be recognized at the largest amount that is more-than-likely-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. FIN 48 also requires additional disclosures about unrecognized tax benefits associated with uncertain income tax positions and a reconciliation of the change in the unrecognized benefit. In addition, FIN 48 requires interest to be recognized on the full amount of deferred benefits for uncertain tax positions. An income tax penalty is recognized as expense when the tax position does not meet the minimum statutory threshold to avoid the imposition of a penalty. The Company continues to evaluate the impact of FIN 48 on their financial statements. At this time, the Company does not know what the impact will be upon the adoption of this standard.

1. Receivables From and Payables to Clearing Broker

The Company's agreement with the clearing broker provides that the Company's assets held by the broker, including but not limited to, securities, deposits, monies and receivables, secure the Company's obligations to the clearing broker. At December 31, 2006, there was an account payable to the clearing broker related to unsettled transactions of $73,345.

2. Related Party Transactions

APS Financial reimburses APSG for its pro rata share of income tax benefits or expenses. The net balance due to APSG as a result of the allocation of the Federal income tax payable was $265,593 at December 31, 2006. As of December 31, 2006, the Company also had recorded dividends payable in the amount of $100,000 to APSG. The Company is allocated various overhead expenses, depreciation and profit sharing. As of December 31, 2006, the Company owed APSG $99,866 for intercompany expense reimbursements.

APS Financial has made advances to certain employees, which have an outstanding balance of $148,998 at December 31, 2006. These employee advances bear no interest.

APS Financial advanced funds during 2006 for certain operating expenses to APS Asset Management, Inc. (another subsidiary of APS Investment Services). For the year ended December 31, 2006, amounts advanced to APS Asset Management, Inc. were $1,576. As of December 31, 2006, $550 of these advances are still outstanding.

APS Financial advanced funds totaling $485,025 during 2006 to APS Clearing, Inc. (another subsidiary of APS Investment Services). As of December 31, 2006, $73,830 of these advances are still outstanding. In addition, APS Clearing owed $1,195,567 to APS Financial for referral fees on completed bank debt and trade claims transactions during the year. As of December 31, 2006, $8,944 of these referral fees were still outstanding. The total amount outstanding at December 31, 2006 is $82,775 and these amounts are reflected as a receivable from this affiliate in the accompanying Statement of Financial Condition.

During the year ended December 31, 2006, APS Financial recorded an expense of $108,000 for consulting fees paid to a member of its Board of Directors, which is included in general and administrative expenses on the Statement of Income.

3. Regulatory Net Capital Requirements

APS Financial, as a fully registered licensed broker dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, APS Financial is required to maintain a minimum "net capital" to satisfy Rule 15c3-1. At December 31, 2006, the minimum "net capital" requirement for APS Financial was $187,257. "Net capital" at December 31, 2006 was $799,272. The ratio of aggregate indebtedness to net capital was 3.51 to 1 as of December 31, 2006 and was in compliance with applicable requirements, where the maximum allowable ratio of aggregate indebtedness to net capital is 15 to 1.

4. Relevant Current Year Events

The Company closed its Houston branch office in 2006, consolidating its trading and sales functions into its main Austin office. This closure did not result in a substantial change in the Company's business. Whereas some revenue streams have been decreased due to fewer agents in employment, all of the sources of revenue for the Company remain intact. There were no significant restructuring charges incurred due to the closure, and there were no restructuring liabilities resulting from the closure of the Houston office remaining on the balance sheet at December 31, 2006.

In 2005 the Company incurred a charge of $160,000 due to management's determination that certain receivables were of doubtful collectibility. During 2006, the Company received payments from a borrower of $85,000, which were part of the $160,000 previously determined to be uncollectible. These amounts were reported in Investment Recovery of Prior Year Write-off on the Statement of Income in the current year. On January 25, 2007, the Company received another repayment of $50,000 with the total remaining balance, including interest, of $48,858 expected to be repaid in February, 2007.

5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consists of the following at December 31, 2006:

	Useful Lives (Years)		Amount
Furniture and fixtures	5	$	207,556
Office equipment	3-7		71,468
Computer equipment	3		177,090
Leasehold improvements	5		115,133
Software	5		61,421
Total property and equipment			632,668
Less, accumulated depreciation and amortization			566,618
		$	66,050

6. Commitments and Contingencies

Leases

APS Financial maintains several non-cancelable operating leases, primarily for office space, equipment, and software that expire through December 31, 2011. These leases generally contain renewal options for varying periods. Rental expense for operating leases during 2006 was $193,895 for occupancy leases and $425,379 for equipment and software leases, which are included on the face of the Statement of Income and in general and administrative expense, respectively.

Future minimum lease payments under the non-cancelable operating leases as of December 31, 2006 are:

Year ending December 31,		Amount
2007	$	384,231
2008		162,105
2009		155,820
2010		145,489
Thereafter		140,323
Total	$	987,968

Legal Matters

The Company is involved in various legal actions and other claims arising in the ordinary course of business. The Company believes it is unlikely that the final outcome of any claim or litigation to which the Company is a party will have a material adverse effect on the Company's financial position, results of operations, or its statement of cash flows; however due to uncertainty of litigation, there can be no assurance that the resolution of any particular claim would not have a material adverse effect on the Company's financial position, results of operations, or its cash flows.

7. Financial Instruments with Off Statement of Financial Condition Risk and Concentration of Credit Risk

APS Financial is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, APS Financial is exposed to off statement of financial condition risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices. APS Financial and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

APS Financial clears all of its transactions through clearing accounts and is therefore exposed should the clearing broker be unable to fulfill its obligations for securities transactions.

APS Financial deposits its cash and cash equivalents with high credit quality institutions. Periodically such balances may exceed applicable FDIC insurance limits. Management has assessed the financial condition of these institutions and believes the possibility of credit loss is minimal.

During the year ended December 31, 2006, commission revenues derived from one customer represented 44% of total revenues. If the Company ever ceased conducting business with this major customer, it could have a material adverse impact on the operating results of the Company.

8. Profit Sharing Plan

APS Financial maintains a profit sharing plan under section 401(k) of the Internal Revenue Code. The plan allows all employees who are over eighteen years old with more than six months of employment service to defer a predetermined portion of their compensation for federal income tax purposes. Contributions by APS Financial are discretionary. APS Financial incurred a contribution expense in the amount of $104,014 in fiscal 2006. The contribution is included in employee compensation and related benefits in the accompanying Statement of Income.

In 2005, the Board of Directors of APSG approved the "American Physicians Service Group, Inc. Affiliated Group Deferred Compensation Master Plan" (Deferred Compensation Plan), a non-qualified compensation plan designed to give APSG more flexibility in compensating key employees and directors through ownership of their common stock. Under the Deferred Compensation Plan, APSG may elect to defer a portion of an employee's or director's ("participants") incentive compensation in the form of a deferred stock grant. Shares become eligible for withdrawal with the passage of time and participants may withdraw eligible shares upon attaining the age of sixty or upon leaving service. Participants may withdraw all shares credited to them ratably over four years, provided they have entered into a non-competition agreement with APSG. Stock grants are expensed in full as they are granted and immediately vest upon grant. The amount of the expense is based upon the market value of APSG stock at the date of grant. APSG has designed this to be an unfunded plan. Shares to be withdrawn will be purchased in the open market or issued from the authorized shares. At December 31, 2006, the Company has been allocated $55,650 related to grants made to participants of the plan, which is included in employee compensation and related benefits expense on the Statement of Income.

During 2004 the Company entered into an additional deferred compensation agreement, where contributions are to be made on an annual basis. These contributions vest over a five-year period, and are based upon continued employment with the Company. During 2006, the Company contributed $158,520 to this plan. The unvested portion of this plan totals $195,351 at December 31, 2006, and is classified under Prepaid Expenses and Other Assets on the Statement of Financial Condition, while the amount vested during 2006 totaled $77,394, and is classified as Employee Compensation and Related Benefits on the Statement of Income.

9. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 2006 are as follows:

		Amount
Accruals not currently deductible for tax purposes	$	122,323
Excess tax basis over financial statement carrying value of furniture, equipment and leasehold improvements		(7,809)
Deferred tax assets, net	$	114,514

Realization of the Company's deferred tax asset is dependent on future taxable income. The Company has recognized its deferred tax assets since the Company believes that it is more likely than not such assets will be realized.

The Company's effective tax rate for the year ended December 31, 2006 was 34.3%.

See Note 2 for disclosure of Federal income tax payable to APSG.

END